Exhibit 1.01
Stellantis N.V.
(formerly Fiat Chrysler Automobiles N.V.)
Conflict Minerals Report
For the Year Ended December 31, 2020

On January 16, 2021, Peugeot S.A. merged with and into Fiat Chrysler Automobiles N.V., with Fiat Chrysler Automobiles N.V. as the surviving company in the merger (the “merger”). On January 17, 2021, the combined company was renamed Stellantis N.V. Where information included in this report is forward-looking in nature or stated as of or after the merger, such information reflects the facts and circumstances relating to Stellantis N.V. following the merger. Where information included in this report relates to historical operations during the year ended December 31, 2020, this relates to pre-merger Fiat Chrysler Automobiles N.V. unless specified otherwise.
This Conflict Minerals Report for the year ended December 31, 2020 (this “Report”) is intended to comply with Rule 13p-1 under the Securities Exchange Act of 1934 (the “Rule”). The Rule imposes certain reporting obligations on U.S. Securities and Exchange Commission registrants whose manufactured products contain “conflict minerals” which are necessary to the functionality or production of their products. Conflict minerals are defined as cassiterite, columbite-tantalite, gold, wolframite, and their derivatives, which are limited to tin, tantalum, tungsten, and gold (“3TG”).
Unless otherwise specified, the terms “we,” “us,” “our,” “Stellantis,” and the “Company” refer to Stellantis N.V., a public limited liability company (naamloze vennootschap) organized under the laws of the Netherlands, together with its consolidated subsidiaries or any one or more of them, as the context may require. “FCA” refers to Fiat Chrysler Automobiles N.V. together with its consolidated subsidiaries or any one or more of them, as the context may require.
Overview
Prior to the completion of the merger, FCA was a global automotive group engaged in designing, engineering, manufacturing, distributing and selling vehicles, components and production systems worldwide through over a hundred manufacturing facilities and over forty research and development centers. At December 31, 2020, FCA had operations in more than forty countries and sold its vehicles directly or through distributors and dealers in more than a hundred and thirty countries. FCA designed, engineered, manufactured, distributed and sold vehicles for the mass-market under the Abarth, Alfa Romeo, Chrysler, Dodge, Fiat, Fiat Professional, Jeep, Lancia and Ram brands, and the SRT performance vehicle designation. For its mass-market vehicle brands, FCA centralized design, engineering, development and manufacturing operations, to allow it to efficiently operate on a global scale. FCA historically supported its vehicle shipments with the sale of related service parts and accessories, as well as service contracts, worldwide under the Mopar brand name for mass-market vehicles. In addition, it designed, engineered, manufactured, distributed and sold luxury vehicles under the Maserati brand. FCA made available retail and dealer financing, leasing and rental services through its subsidiaries, joint ventures and commercial arrangements with third party financial institutions. In addition, FCA operated in the components and production systems sectors under the Teksid and Comau brands.
For the reporting period from January 1 to December 31, 2020, due diligence on the source and chain of custody of the 3TG necessary to the production of the products that FCA manufactured or contracted to manufacture was conducted. After a reasonable country of origin inquiry, it was reasonably concluded that 3TG in FCA products may have originated in the Democratic Republic of the Congo (the “DRC”), and adjoining countries (with the DRC, the “Covered Countries”) and are not from recycled or scrap sources.
Supply Chain Description
FCA had a global supply chain and, as a result, many of its direct suppliers’ manufacturing operations were located outside of the U.S. and include entities not directly subject to the Rule. Additionally, FCA did not directly source 3TG from a smelter or refiner in 2020. Accordingly, we rely on FCA’s direct suppliers to provide information as to the origin of the 3TG contained in the parts and components supplied to FCA and we are subject to the accuracy of those responses.

Reasonable Country of Origin Inquiry (“RCOI”)

The RCOI employed a combination of measures to determine whether the 3TG in FCA’s products originated from the Covered Countries or came from recycled or scrap sources. A risk assessment was performed to develop the 2020 in-scope supplier list starting with the analysis of the components supplied to our plants based on information reported in the International Material Data System (“IMDS”), a global material data repository used by the automotive industry to maintain data for reporting requirements. The final in-scope supplier list is determined by identifying the components supplied to FCA and reported in IMDS as containing one or more 3TG. The primary means of determining country of origin of 3TG in FCA products was by conducting a survey of FCA’s in-scope direct production, service, and after-market part suppliers using the Responsible Minerals Initiatives (“RMI”) Conflict Minerals Reporting Template (“CMRT”) and a third party service provider to assist in the due diligence, including managing, uploading and validating the data submitted by suppliers, as well as carrying out follow up diligence actions with suppliers when required.
Due Diligence Design

As outlined in the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas Third Edition guidelines (“OECD Guidance”), the internationally recognized standard on which the FCA system was based, FCA supported an industry-wide approach to addressing conflict minerals throughout the supply chain. As part of this approach, FCA collaborated with others in the industry through participation in the RMI. Data obtained through FCA’s membership in the RMI (member ID: FCAG) was utilized for certain statements in this report.

The FCA due diligence measures were designed to:

1.	establish strong company management systems;
2.	identify and assess conflict mineral risks in the FCA supply chain;
3.	design and implement strategies to respond to identified conflict mineral risks;
4.	contribute to independent third-party audits of the due diligence practices of 3TG smelters and refiners through participation in industry organizations; and
5.	report annually on supply chain due diligence.
Due Diligence Measures Performed
1.   Establish Strong Company Management Systems

1.1 Policies
As part of FCA’s General Terms and Conditions, suppliers were required to disclose the contents and countries of origin for each ingredient, including conflict minerals, contained in the goods provided to the extent necessary to enable us to comply with applicable law. Also, in addition to its global human rights and forced labor policies, FCA adopted the following global responsible sourcing and conflict minerals policy:

Foreword

FCA is firmly convinced that the respect and support of fundamental human rights is essential for building a better future for our Company and the communities in which we do business. This belief is expressed in the FCA Human Rights Guidelines, which the Group promotes within its sphere of influence, expecting its suppliers, contractors and other business partners to adhere to these standards.

To support this conviction, FCA is committed to responsible sourcing and avoids knowingly using minerals that may be linked to human rights abuses. This commitment includes Conflict Minerals, currently designated as tin, tungsten, tantalum and gold (3TG) from conflict-affected and high risk areas.

Conflict Minerals

FCA makes reasonable efforts to trace the source of any Conflict Minerals contained in products that we manufacture or contract to manufacture.

We seek to avoid knowingly using Conflict Minerals from sources that support or fund inhumane treatment of workers, including human trafficking, slavery, forced labor, child labor, torture and war crimes. FCA reports annually to applicable government agencies regarding Conflict Minerals.

This policy is not intended to ban procurement of Conflict Minerals or other products that originate in conflict-affected and high risk areas, but to promote sourcing from responsible sources within those regions.

Due Diligence Framework for Conflict Minerals

The Company has developed a set of processes to facilitate compliance with applicable laws mandating disclosure of the sources of Conflict Minerals contained in our products.

The Company will make reasonable efforts:
a) to know, and to require FCA suppliers to disclose to the Company, the sources of Conflict Minerals used in its products; and
b) to eliminate procurement, as soon as commercially practicable, of products containing Conflict Minerals obtained from sources that fund or support inhumane treatment.
FCA’s suppliers are expected to assist the Company in complying with the disclosure requirements of applicable laws. Our standard terms and conditions impose a specific duty on our suppliers to provide information regarding the smelters in their supply chain.

In accordance with the Organisation for Economic Co-operation and Development (OECD) Guidance, FCA has implemented an internal management system by establishing an internal oversight committee, joining industry associations, and working to increase supplier engagement.

Our direct suppliers are requested to complete the FCA Conflict Minerals Reporting Template to report their use of 3TG, the processing smelter or refiner, and the country and mine of origin. FCA direct suppliers are expected to request necessary Conflict Minerals information from their own supply chain. If a supplier’s response indicates that its products do not include 3TG, the supplier must certify this information.

Further due diligence is performed by comparing supplier responses with FCA internal systems to cross-check which materials are contained in a supplier’s products and identify response discrepancies that may require additional follow-up with the supplier.

As a member of the Responsible Minerals Initiative, we also leverage due diligence conducted by the Conflict-Free Smelter Program (CFSP).(*) The CFSP uses third-party auditors to ensure that participating smelters and refiners are properly identifying their chain of custody and source of 3TG. A smelter or refiner is found to be CFSP-compliant if an independent auditor has verified that the smelter or refiner’s 3TG originated from conflict free mines and trading.

Submitting a Concern

For the reporting of alleged violations, FCA has dedicated channels to provide a common, worldwide and independent intake via telephone and web. The FCA Ethics Helpline website provides country-specific instructions on how to report potential forms of misconduct. It can be found at this link: https://secure.ethicspoint.eu/domain/media/en/gui/102375/index.html.

* The Conflict-Free Smelter Program is now known as the Responsible Minerals Assurance Process.

1.2 Internal Management
In addition to a conflict minerals compliance program led by FCA’s purchasing department, a cross-functional conflict minerals oversight committee provided expertise and feedback. A designated conflict minerals champion lead FCA’s conflict minerals oversight committee and each of its regions and affiliates designated a conflict minerals team lead to ensure engagement. FCA’s conflict minerals working group included representatives from supplier relations, materials engineering, legal, sustainability and purchasing.
FCA was also an active participant in the Automotive Industry Action Group (“AIAG”), an industry association of original equipment manufacturers (“OEMs”) and large suppliers, and are a member of various AIAG work groups, and sub-groups including the responsible materials work group, that meet regularly to facilitate comprehensive and efficient compliance with conflict minerals regulation. Additionally, FCA was an active member of the RMI, an industry program that helps manage risk by improving supply chain transparency with regard to conflict minerals and other emerging minerals/materials of potential risk. Both the AIAG and RMI are actively involved with auditing and validating the conformance of OECD Guidance of smelters and refiners.

1.3 Control and Transparency Systems over Conflict Mineral Supply Chain
FCA did not have a direct relationship in 2020 with any of the smelters and refiners of the 3TG in its products. As a result, FCA continued to take actions to improve supply chain transparency through industry initiative participation with RMI and certain other cross industry collaboration groups.

As part of the FCA general terms and conditions, upon request, supplier partners were required to disclose on the content and origins of conflict mineral contained in the product provided. Additional control systems in place included, but were not limited to, a dedicated e-mail address for conflict minerals information, a supplier response retention program implemented by a third party provider and a smelter outreach program through AIAG and RMI. FCA’s process for responding was aligned with the “CM3” Guide to Conflict Minerals Reporting to the Automotive Industry document through AIAG, which lays out procedures across the automotive sector for a uniform central system to implement 3TG supply chain compliance.

1.4 Supplier Engagement
In addition to direct communication, as well as feedback provided to suppliers through the use of third party administrative services based on FCA standards, FCA actively participated in supplier trainings, the AIAG Responsible Materials Work Group and the RMI.
In the past, FCA has hosted in-person Supplier Training Weeks in Turin (Italy), Auburn Hills (U.S.) and Shanghai (China). However, in response to the COVID-19 pandemic, FCA offered the courses virtually in 2020 through web-based training. These trainings included instructions to suppliers regarding development of their own conflict minerals compliance program, the process for properly responding to the CMRT, and methods for engagement with their own supply base.

FCA actively participated in the continuing development of AIAG training materials for the automotive supply base, including the development of industry criteria for assessing supplier responses. Additionally, as participants in AIAG, FCA continued to survey its supply chain and, with the help of experts, analyze the data to determine how more efficient and effective reporting can be supported.

1.5 Grievance Mechanism
FCA maintained a direct and anonymous grievance procedure whereby employees, suppliers, clients and other stakeholders could report concerns about and/or violations of its policies. The Ethics Helpline is managed by an independent provider, available, 24 hours a day, seven days a week. Access to the Ethics Helpline is available by web at:
https://secure.ethicspoint.eu/domain/media/en/gui/102375 .

2. Identify and Assess Risks in the Supply Chain
In addition to the due diligence processes discussed above, FCA used a web-based reporting tool, along with third party administrative services and CMRT tools to request FCA’s in-scope direct suppliers to report their use of 3TG, the processing smelter or refiner and the country and mine of origin to the extent known by the suppliers. Given that FCA identified its in-scope suppliers through the IMDS as supplying products that contain 3TG, if a supplier’s response indicated that its products do not include 3TG, the supplier was asked to confirm this information as well as provide supporting evidence as proof.
Each supplier response was reviewed to ensure completeness and consistency. A supplier survey was not accepted unless the responses were complete and all duplicate smelters or refineries were reconciled.
Each supplier CMRT smelter list was analyzed against the Responsible Minerals Assurance Process (“RMAP”) smelter list to confirm the status of the supplier-identified smelters and refiners. When discrepancies were detected, the list of concerns were transmitted to suppliers with a request to take action to verify smelter information. If necessary, FCA reached out directly to suppliers to resolve any outstanding concerns.
2.1 Industry Driven Programs
FCA worked closely with other OEMs and large suppliers as active members of the AIAG and RMI. In addition, FCA was a financial supporter of the RMI and the AIAG responsible materials work group. The AIAG responsible minerals work group was formed to bring together suppliers, OEMs and service providers to understand the impact of the Rule and support implementation across the automotive supply chain. FCA was actively engaged in the RMI due diligence practices team and RMAP. RMAP takes a unique approach to helping companies make informed choices about responsibly sourced minerals in their supply chains.
3. Design and Implement a Strategy to Respond to Risks

FCA had a two-pronged strategy for responding to risks identified in FCA’s supply chain. First, the FCA conflict minerals policy statement, discussed above, promoted responsible sourcing from the Covered Countries. Second, while all in-scope direct suppliers were requested to respond to the survey, with a goal of 100% response rate, the suppliers representing a significant majority of FCA’s procurement activities were targeted and these suppliers were prioritized within an internal escalation process. Additionally, FCA’s standard terms and conditions imposed a specific duty on FCA suppliers to provide information regarding the smelters and refiners in their supply chain.

4. Carry out Independent Third-Party Audit of Smelter/Refiner’s Due Diligence Practices
As stated above, FCA was an active financial supporter of RMI and supported the RMAP, which performs independent third-party audits of smelters and refiners. FCA did not have a direct relationship with 3TG smelters or refiners and did not perform or direct audits of these entities within its supply chain.

5. Report Annually on Supply Chain Due Diligence

This report is filed with the SEC and is publicly available at https://www.stellantis.com/en/investors/reporting/sec-filings

Due Diligence Results:
Survey Responses

Survey responses were reviewed against AIAG criteria and FCA’s processes to identify necessary further engagement with FCA suppliers through contracted third party services. FCA also worked directly with suppliers to obtain accurate and complete responses. However, FCA’s survey process continued to face various fundamental challenges which resulted in the inability to conclusively determine the origin of all 3TG that is in FCA products.
First, certain of FCA’s direct suppliers treat the identity of their suppliers as proprietary information, and are therefore resistant to disclosing specific information regarding the origin of materials in their parts or components.

Second, although FCA’s efforts in 2020 continued to focus on reducing the number of duplicates and obtaining high quality responses, supplier responses continued to include non-conformant smelters and refiners or named companies that are not smelters or refiners.
Third, the vast majority of supplier responses received provided data at a company or divisional level. As a result, we cannot be certain that the smelter or refiner names provided by a direct FCA supplier, to the extent they are actual smelters or refiners, supplied 3TG for parts and components supplied to FCA rather than to a different customer of that supplier. Accordingly, we are unable to validate whether specific smelters or refiners were actually in FCA’s supply chain.
Efforts to Determine Mine or Location of Origin
The survey provided to FCA’s suppliers included a request for mine or location of origin for the 3TG in their parts and components. When a supplier could not directly obtain information beyond smelter or refiner name, the RMAP was consulted to determine the country of origin and whether the smelter or refiner has been validated as conflict free. A summary of the mineral country of origin information collected as a result of the survey process is in the attached Appendix.
The smelters and refiners in FCA’s supply chain are based, and source their raw materials, across the globe. We believe that these smelters and refiners often mix raw materials from different countries to create the smelted or refined 3TG used in FCA’s products. Depending on the smelter or refiner’s location, the subject 3TG may be sold to commodity exchanges where smelter or refiner identity is confidential or unknown. Additionally, the total list of smelters and refiners provided by FCA’s suppliers greatly exceeded the number of known smelters and refiners and many suppliers included overlapping information.

As discussed above, the responses provided by FCA’s in-scope direct suppliers were at the company or division level for all parts or components sent to their customers. Therefore, it cannot accurately be assessed whether a supplier’s listed smelters and refiners were used for the parts or components specifically supplied to FCA. Since a direct link between FCA products and particular smelters or refiners cannot be established, a delineated list of smelters and refiners has not been provided.

Steps Taken or That Will Be Taken to Mitigate Risk and Improve Due Diligence

In addition to continuing to perform the activities described under “Due Diligence Measures Performed” above, we plan to further refine our due diligence processes and risk management activities, increase our supplier education activities and continue our participation in industry action groups in order to enhance the quality of information we receive and improve our ability to determine the source and chain of custody of 3TG in our supply chain. In addition, we also intend to work with our internal stakeholders to replace the FCA conflict mineral policy set forth above with a Stellantis policy.

Appendix
Country of Origin
Based on the survey results, we believe that the origin of 3TG contained in FCA’s products may include the following countries:

Andorra	Italy	Rwanda
Australia	Japan	Saudi Arabia
Austria	Kazakhstan	Singapore
Belgium	Korea, Republic of	South Africa
Bolivia, Plurinational State of	Kyrgyzstan	Spain
Brazil	Lithuania	Sudan
Canada	Malaysia	Sweden
Chile	Mexico	Switzerland
China	Myanmar	Taiwan, (Province of China)
Colombia	Netherlands	Thailand
Czechia	Netherlands Antilles	Turkey
Estonia	New Zealand	Uganda
Ethiopia	North Macedonia, Republic of	United Arab Emirates
France	Norway	United States
Germany	Peru	Uzbekistan
Ghana	Philippines	Vietnam
Hong Kong (Special Administrative Region of China)	Poland	Zambia
India	Russian Federation	Zimbabwe
Indonesia